SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7*)

                                      REFAC
                                (Name of Issuer)

                         Common Stock (par value $0.001)
                         (Title of Class of Securities)

                                    758960108
                                 (CUSIP Number)


                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024

                                 (201) 585-7733
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                  May 19, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box | |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 9)

CUSIP No.  758960108                                               Page   2 of 9

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Capital Management, L.L.C. / I.R.S. Identification No. 22-3330049
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)   OO


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    New Jersey


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                                                                      6,306,387*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                             6,306,387*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      6,306,387*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         90.34%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IA
--------------------------------------------------------------------------------

*The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's client in an account over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such shares.

      The principals of Palisade Capital Management, L.L.C. ("Palisade") and certain of their family members beneficially own in the aggregate 1,840 additional shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 1,840 shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2.

CUSIP No.  758960108                                               Page   3 of 9

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Concentrated Equity Partnership, L.P./
     I.R.S. Identification No. 22-3699993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)    WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                                                                       6,306,387
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                                                                   0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                              6,306,387
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       6,306,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          90.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              PN
--------------------------------------------------------------------------------

CUSIP No.  758960108                                               Page   4 of 9

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Steve Berman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)    PF


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    USA


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                                                                          1,580*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                                                          6,306,387*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                                 1,580*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                                      6,306,387*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      6,307,967*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         90.36%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

* Mr. Berman, individually beneficially owns 1,580 shares. Mr. Berman has sole voting and dispositive power over such 1,580 shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

CUSIP No.  758960108                                               Page   5 of 9

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mark Hoffman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)     PF


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    USA


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                                                                            260*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                                                          6,306,387*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                                   260*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                                      6,306,387*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      6,306,647*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      |_|

                                                                  Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         90.35%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

*Mark Hoffman has sole voting and dispositive power over 260 shares held in custodial accounts for his children Russell Hoffman and Philip S. Hoffman. Mr. Hoffman, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

Item 1. Security and Issuer.

      This statement relates to the Common Stock of Refac ("Issuer" or "Refac"), whose principal executive offices are located at 1 Bridge Plaza, Suite 605, Fort Lee, New Jersey 07024.

Item 2. Identity and Background.

      (1)   Palisade Capital Management, L.L.C. ("Palisade")

      a)    Palisade Capital Management, L.L.C.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Adviser

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: New Jersey


      (2)   Palisade Concentrated Equity Partnership, L.P.

      a)    Palisade Concentrated Equity Partnership, L.P.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Limited Partnership

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: Delaware


      (3)   Steven Berman

      a)    Steven Berman

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    United States


      (4)   Mark Hoffman

      a)    Mark Hoffman

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    United States

      The reporting persons are making a joint filing under Rule 13d-1(k) of the Securities Exchange Act of 1934. Palisade beneficially owns 6,306,387 shares, which are held in the partnership, for which Palisade serves as the Investment Advisor. Individually, Steven Berman, a principal of Palisade, owns 1,580 shares. Mark Hoffman, a principal of Palisade, owns 260 shares in custodial accounts for his children. Each such individual reporting person has sole voting and dispositive power over their respective shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

      On a combined basis, the reporting persons beneficially own 6,308,227 or 90.37% of the outstanding shares. The reporting persons disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. There are no written or oral agreements among the reporting persons to act in concert with respect to the shares owned by such persons.

Item 3. Source and Amount of Funds or Other Consideration.

      All funds used by Palisade to purchase the shares were from the assets of the Partnership. All funds used by the other reporting persons to purchase the shares beneficially owned by such persons were derived from the personal assets of such persons.

Item 4. Purpose of Transaction.

      On March 28, 2003, reporting person Palisade Concentrated Equity Partnership, L.P. and Refac signed a Stock Purchase Agreement pursuant to which the Partnership acquired 3,469,387 newly issued shares of Refac at a price of $4.90 per share or an aggregate of $17 million. The Stock Purchase Agreement is incorporated hereto as Exhibit A. The transaction outlined in the Stock Purchase Agreement closed on May 19, 2003.

Item 5. Interest in Securities of the Issuer.

      Pursuant to the Stock Purchase Agreement, Refac will have issued and outstanding 6,980,872 shares, of which Palisade will beneficially own 6,306,387 shares.

      Individually, Steven Berman and Mark Hoffman beneficially own 1,580 and 260 shares, respectively. Each such reporting person has sole voting and dispositive power over such person's shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

      On a combined basis, the reporting persons beneficially own 6,308,227 or 90.37% of the outstanding shares.

      Other than the transaction described in Item 4, no reporting person or entity controlled by the reporting persons has traded shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4.

Item 7. Material to be Filed as Exhibits.

      Exhibit 10.1: Stock Purchase Agreement dated March 28, 2003, by and among Refac and Palisade Concentrated Equity Partnership, L.P., incorporated by reference to Exhibit A to Form 13D/A (Amendment #5), filed by Palisade Capital Management on April 4, 2003.

      Exhibit 99.1   Joint Filing Agreement.


                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                 May 30, 2003
                                 Palisade Capital Management, L.L.C.

                                 By: /s/ Steven Berman
                                     -------------------------------------------
                                     Steven Berman, Member

                                 Palisade Concentrated Equity Partnership, L.P.
                                 By: Palisade Concentrated Holdings, L.L.C.,
                                     General Partner

                                 By: /s/ Steven  Berman
                                     -------------------------------------------
                                     Steven Berman, Member

                                 /s/ Steven Berman
                                 ----------------------------------------------
                                     Steven Berman

                                 /s/ Mark Hoffman
                                 -----------------------------------------------
                                     Mark Hoffman

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)